Brent R. Wadman, Esq. Deputy General Counsel and Corporate Secretary Stillwater Mining Company 1321 Discovery Drive Billings, Montana 59102

January 7, 2014

VIA E-MAIL

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Stillwater Mining Company Form 10-K for the Year Ended December 31, 2012 Filed February 27, 2013 File No. 001-13053

Dear Ms. Jenkins:

With respect to your letter dated December 20, 2013, regarding your review of our Form 10-K for the year ended December 31, 2012, you request a response to the respective comments within 10 business days or for us to advise of when we would provide a response. Pursuant to my conversation with Mr. James Giugliano, I am writing to request additional time to provide our responses. Due primarily to the Christmas and New Years holidays and related vacation schedules of certain key individuals that extend into early January, I would appreciate an extension for our response until January 22, 2014.

Respectfully,

/s/ Brent R. Wadman

Brent R. Wadman

Deputy General Counsel

and Corporate Secretary

cc:         Lucy Stark, Holland & Hart, LLP

MLS